10026615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: X=Change Financial Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3909
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Rich (312) 431-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael G Vitek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Michael G. Vitek
Signature

President & COO
Title

Jessica M Barnes
Notary Public

OFFICIAL SEAL
JESSICA M. BARNES
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Exp. March 27, 2011

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X-CHANGE FINANCIAL ACCESS LLC

CONTENTS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2009 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 24, 2010

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 3,666,059
Brokerage fees receivable, net of allowance for doubtful accounts of $300,000	3,916,726
Receivable from clearing organizations	897,528
Securities owned, at fair value	138,416
Office furniture and equipment, at cost (net of accumulated depreciation of $86,794)	-0-
Exchange membership, at cost	197,100
Other assets	213,970
TOTAL ASSETS	$ 9,029,799

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 694,975
Commissions payable	354,326
Guaranteed payments payable	1,698,152
Total Liabilities	$ 2,747,453
Members' Capital	$ 6,282,346
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 9,029,799

The accompanying notes are an integral part of these financial statements.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

REVENUES	
Brokerage fee income	$ 36,264,168
Other income	3,294
Total Revenues	$ 36,267,462
OPERATING EXPENSES	
Guaranteed payments to members	$ 10,622,887
Commissions	2,576,447
Other compensation and related benefits	11,652,996
Clearing, execution & related exchange expenses and fees	6,222,728
Occupancy	89,098
Communications	695,361
Other operating expenses	1,026,751
Total Operating Expenses	$ 32,886,268
INCOME FROM OPERATIONS	$ 3,381,194
OTHER INCOME (EXPENSE)	
Exchange membership rental income	$ 61,673
Gain on appreciation of securities owned	52,674
Net Other Income	$ 114,347
NET INCOME	$ 3,495,541

The accompanying notes are an integral part of these financial statements.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2009

Balance-Beginning of Year	$ 4,347,105
Distributions to Members	(1,560,300)
Net Income	3,495,541
BALANCE-END OF YEAR	$ 6,282,346

The accompanying notes are an integral part of these financial statements.

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net Income from Operations	$ 3,381,194
Adjustments:	
Depreciation	15,113
Increase in brokerage fees receivable	(862,835)
Increase in receivable from clearing organizations	(129,928)
Decrease in accounts payable and accrued expenses	(31,137)
Decrease in commissions payable	(40,051)
Decrease in guaranteed payments payable	(969,733)
Other items, net	(72,458)
Net Cash Flow Provided (Used) by Operating Activities	$ 1,290,165
Cash Flows from Investing Activities	
Exchange membership rental fees	$ 61,673
Purchase of equipment	(15,113)
Net Cash Flow Provided (Used) by Investing Activities	$ 46,560
Cash Flows from Financing Activities	
Distributions to members	$ (1,560,300)
Net Increase (Decrease) in Cash	$ (223,575)
Cash balance at December 31, 2008	$ 3,889,634
Cash balance at December 31, 2009	$ 3,666,059

The accompanying notes are an integral part of these financial statements.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) and is also a member of the Chicago Board Options Exchange (CBOE), the National Futures Association (NFA) and the International Securities Exchange (ISE). In addition, the Company has access to various other exchanges and trading associations. Its principal business activity is executing securities and commodity futures transactions on an agency basis.

Securities Transactions – Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using accelerated methods over three year periods.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Level 1 inputs have been applied to value cash on the statement of financial condition. In addition, securities owned, consisting entirely of equity securities, have also been valued using Level 1 inputs. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 4 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. All employees 21 years of age and older that have completed one year of service are eligible to participate in the plan. The Company's contribution to the plan for 2009 was $250,839.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Chicago Board Options Exchange and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009 the Company's net capital and required net capital were $5,261,408 and $183,164 respectively. The ratio of aggregate indebtedness to net capital was 52%.

NOTE 6 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with an officer of the Company which expires on December 31, 2011. The agreement provides for payments of salary, bonuses and incentives. Bonuses are to be paid monthly, based upon 5% of the Company's net profits for the prior month. The incentive payments are based upon the generation of new revenues for the Company. Should the Company decide to terminate the agreement prior to the expiration date for reasons other than for cause, it will be required to continue with the salary and bonus payments until the expiration of the agreement. However, the incentive payments will continue beyond the termination of the agreement.

The agreement also provides for additional compensation should the Company sell all or a portion of its assets or its business. The infusion of capital from an outside party, a merger or other business combination would also require that compensation be paid to the officer.

NOTE 7 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

Effective January 1, 2007, the Company adopted an amended and restated operating agreement. Some significant terms of the agreement are:

There are three classes of membership interests: Class A membership interests; Class B membership interests; and Class C membership interests. The operating agreement specifies the percentage to be allocated of ordinary income and loss from brokerage operations for each member in each class of membership interest and further distinguishes the percentage to be allocated of gain and loss from the sale of tangible and intangible assets acquired by the Company both before and after January 1, 2007 for each member of each class of ownership. Only Class A Members are entitled to vote at Company meetings. No membership class has preference with respect to returns of capital or distributions.

The unanimous vote, approval, or consent of Class A Members is required to determine the Company's three managers, to amend the operating agreement and to dissolve the Company. The Company will automatically terminate upon the death or incapacity of all the Class A Members.

The managers of the Company are entitled to request additional capital contributions from some or all of the members, based upon the reason for the additional capital request. Managers must also approve the admission of new members to the Company.

The Company has the option to purchase any Class B or Class C membership for the value of a member's capital account at the end of the preceding month. If the purchase is affected for cause, as defined in the operating agreement, the former member is subject to the Non-Competition provisions contained in the agreement. The failure of a member to make any requested additional capital contributions, as stated in the previous paragraph, is classified as redemption for cause.

Members may also be subject to non-solicitation restrictions and involuntary withdrawal events, as they are defined in the agreement.

NOTE 8 - RELATED PARTY INFORMATION

The Company is affiliated through common ownership with CX Capital Markets, LLC, a Futures Commission Merchant, Rock Capital, LLC and SOXFA, LLC.

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK

On behalf of its customers the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of security and commodity transactions on the floor of various security and commodity exchanges. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company has also entered into an agreement with a Futures Commission Merchant (FCM), whereby the Company forwards (introduces) certain customer futures transactions to the FCM. In addition, the Company has entered into a similar agreement will another securities broker/dealer (Clearing Broker/Dealer) whereby the Company introduces securities transactions to the Clearing Broker/Dealer. Pursuant to both agreements, the Company forwards (introduces) customer futures and securities transactions to the FCM and Clearing Broker/dealer respectively, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to

NOTE 9 - CLEARING AGREEMENT AND OFF-BALANCE SHEET RISK - *(Continued)*

the introduced transactions are performed by the FCM and the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of both agents on the Company's behalf. In consideration for introducing customers to the FCM and Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the FCM and Clearing broker/dealer.

Pursuant to the terms of the aforementioned agreements, the Company is held responsible for any losses arising when the customers whose transactions have been introduced by the Company to the FCM and/or the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligation and it is necessary for the FCM and/or the Clearing Broker/dealer to purchase or sell the position at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Both of the aforementioned agreements may be terminated by either party, with 30 days prior written notification.

NOTE 10 - COMMITMENTS

Minimum annual rentals under a noncancellable lease for the Company's principal office space, expiring May 31, 2010, exclusive of additional payments which may be required for certain increases in taxes, operating and maintenance costs, are $20,680 for 2010. Office rent expense pursuant to this agreement was $83,673 for the year ended December 31, 2009.

The Company also leases space at two other locations. However, the expense associated with these two leases is actually borne by profit centers operating under the Company's umbrella. Future annual payments for these two leases, exclusive of additional payments which may be required for certain increases in taxes, operating and maintenance costs, are as $97,200 per year for years 2010 through 2013 and $44,700 for 2014. Both leases terminate in 2014.

SUPPLEMENTARY INFORMATION

NOTE: *The Company is exempt from the provisions of SEC Rule 15c3-3. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.*

X-CHANGE FINANCIAL ACCESS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15C-1
AND CFTC REGULATION 1.17(A)(1)(ii)

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total shareholders' equity	$ 6,282,346
Deductions:	
Nonallowable assets	986,120
Haircuts on securities owned	20,762
Other charges	14,056
NET CAPITAL	$ 5,261,408
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 183,164
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 183,164
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 2,747,453
Percentage of Aggregate Indebtedness to Net Capital	52%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Members of
X-Change Financial Access LLC

In planning and performing our audit of the financial statements of X-Change Financial Access LLC, (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of X-Change Financial Access LLC for the year ended December 31, 2009 and this report does not affect our report thereon dated February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the Chicago Board Options Exchange and the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
February 24, 2010

X-CHANGE FINANCIAL ACCESS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2009